[IEG Holdings Corporation Letterhead]

April 28, 2015

CORRESPONDENCE FILING VIA EDGAR

Ms. Kathryn McHale

Senior Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IEG Holdings Corporation
Registration Statement on Form S-1
(File No. 333-200918)

Dear Ms. McHale:

On behalf of IEG Holdings Corporation (the “Company”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 A.M. Eastern Time on April 30, 2015, or as soon thereafter as is practicable.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul Mathieson
Paul Mathieson
Chief Executive Officer

cc:	William Schroeder/U.S. Securities and Exchange Commission
John Spitz /U.S. Securities and Exchange Commission
Erin Purnell /U.S. Securities and Exchange Commission
Laura Anthony, Esq./Legal & Compliance, LLC